Exhibit 99.2

Information Circular
for the
Annual General Meeting
of
ENTRÉE GOLD INC.
to be held on
THURSDAY, JUNE 23, 2016

INFORMATION CIRCULAR
ENTRÉE GOLD INC.
Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada  V6E 3Z3
Website:  http://www.entreegold.com
(all information as at May 19, 2016 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies being made by the management of Entrée Gold Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Thursday, June 23, 2016 at the time and place and for the purposes set forth in the accompanying notice of meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.
All costs of this solicitation will be borne by the Company.
MAILING OF INFORMATION CIRCULAR
This Information Circular is being mailed together with a notice of meeting, request card and proxy or voting instruction form (collectively, the "Meeting Materials"), in accordance with applicable laws, except to those shareholders who requested the information to be delivered by electronic mail.  We are not sending Meeting Materials using notice and access this year.  If you are a shareholder and you wish to receive the Company's annual financial statements and/or interim financial statements and the accompanying management's discussion and analysis thereon, please complete and return the request card included in the Meeting Materials.
VOTING OPTIONS
If you are a registered shareholder, you may vote in person at the Meeting, by proxy, or by facsimile, telephone or internet.  Please follow the instructions provided on the form of proxy.
Most shareholders of the Company are beneficial shareholders ("Non-Registered Holders") because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares.  More particularly, a person is a Non-Registered Holder in respect of shares which are held on behalf of the person: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, RDSPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.
There are two kinds of Non-Registered Holders – those who object to their name being made known to the Company (objecting beneficial owners or "OBOs") and those who do not object to the Company knowing who they are (non-objecting beneficial owners, or "NOBOs").
The Company takes advantage of certain provisions of National Instrument 54-101 of the Canadian Securities Administrators ("NI 54-101"), which permit the Company to directly deliver the Meeting Materials to the Company's NOBOs who have not waived the right to receive them.  As a result, NOBOs can expect to receive the Meeting Materials, including a scannable voting instruction form ("VIF"), from our agent, Broadridge Financial Solutions, Inc. ("Broadridge").  These VIFs are to be completed and returned to Broadridge in accordance with the instructions on the VIF.  Broadridge is required to follow the voting instructions properly received from NOBOs.  Broadridge will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions to our transfer agent, Computershare Investor Services Inc. ("Computershare"), with respect to the common shares represented by the VIFs that they receive.

NOBOs should carefully follow the instructions on the enclosed VIF, including those regarding when and where to complete the VIF that is to be returned to our agent, Broadridge.  NOBOs can send their voting instructions by phone or by mail or through the internet.
In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials, the OBO has waived the right to receive them.  Very often, Intermediaries use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs with a "request for voting instruction form" which, when properly completed and signed by the OBO and returned to the Intermediary or service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs to direct the voting of the common shares of the Company that they beneficially own.
OBOs should sign and date the request for voting instruction form that your Intermediary sends to you, and follow the instructions for returning the form.  Your Intermediary is responsible for properly executing your voting instructions.  We will pay for your Intermediary to deliver the Meeting Materials and the request for voting instruction form to you.
VOTING IN PERSON
If you are a registered shareholder and you plan to attend the Meeting and vote in person, you DO NOT need to complete and return the form of proxy.  Your vote will be taken and counted at the Meeting.  A representative of Computershare will register you when you arrive at the Meeting.
If you are a NOBO and you plan to attend the Meeting and vote in person, insert your name (or the name of the person that you wish to attend and vote on your behalf) in the blank space provided for that purpose on the VIF provided by Broadridge, and return the completed VIF to Computershare or send to the Company or Computershare a written request that you or your nominee be appointed as proxy holder.  If management is holding a proxy with respect to the shares you beneficially own, the Company must arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of those shares.  Under NI 54-101, unless corporate law does not allow it, if you or your nominee is appointed as a proxy holder by the Company in this manner, you or your nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting.  If the Company receives your instructions at least one business day before the deadline for the submission of proxies, the Company is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder.  If you request that you or your nominee be appointed as proxy holder, you or your appointed nominee, as applicable, will need to attend the Meeting in person in order for your vote to be counted.  When you arrive at the Meeting, ensure that you register with the Computershare representative.
If you are an OBO and you wish to attend the Meeting and vote in person, insert your name (or the name of the person you want to attend and vote on your behalf) in the blank space provided for that purpose on the request for voting instructions form and return it to your Intermediary or send your Intermediary a written request that you or your nominee be appointed as proxy holder.  Your Intermediary is required under NI 54-101 to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your shares.  Under NI 54-101, unless corporate law does not allow it, if your Intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your Intermediary (who is the registered shareholder) in respect of all matters that come before the Meeting and any adjournment or postponement of the Meeting.  An Intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder.  If you request that your Intermediary appoint you or your nominee as proxy holder, you or your appointed nominee, as applicable, will need to attend the Meeting in person in order for your vote to be counted. When you arrive at the Meeting, ensure that you register with the Computershare representative.

VOTING BY PROXY
If you are a registered shareholder and you do not wish to attend in person at the Meeting, you can appoint someone to attend and vote your shares as your proxy holder.
The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company.  A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE REGISTERED SHAREHOLDER AND ON THE REGISTERED SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S OR COMPANY'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.  A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.  Proxies received after such time may be accepted or rejected by the chair of the Meeting in the chair's sole discretion.  If you have sent in your Proxy, you MAY NOT vote in person at the Meeting unless you have properly revoked your Proxy.
Complete the Proxy to appoint your proxy holder.  The named persons on the Proxy will vote on your behalf at the Meeting.  If you appoint a proxy holder other than the named persons, that proxy holder must attend and vote at the Meeting for your vote to be counted.
A Proxy will not be valid unless it is signed by the registered shareholder or by the registered shareholder's attorney duly authorized in writing.  If you are the representative of a registered shareholder that is a corporation or association, the Proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing.  If the Proxy is executed by an attorney for an individual registered shareholder or by an officer or attorney of a registered shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.
All common shares represented at the Meeting by properly executed Proxies will be voted (including on any ballot) or withheld from voting in accordance with your instructions as a registered shareholder.  On the Proxy you can specify how you want your proxy holder to vote your shares, or you can allow the proxy holder to decide for you.  If you, as a registered shareholder, specify a choice on the Proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the Proxy you deposit.
If you appoint the officers or directors set out in the Proxy (the management designees) and do not specify how you want your shares voted, your shares will be voted FOR all of the matters set out in the accompanying notice of meeting.
The enclosed Proxy, when properly signed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, then the management designees if named as your proxy holders intend to vote in accordance with the judgement of management.
REVOCATION OF PROXIES
A registered shareholder who has given a Proxy may revoke it by sending a new completed Proxy with a later date, or a written note signed by the registered shareholder or by the registered shareholder's attorney duly authorized in writing.  A registered shareholder can also revoke a Proxy in any manner permitted by law.  If you are a representative of a registered shareholder that is a corporation or association, the written note should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing.  To be effective, the written note must be deposited with the Company's registered office, c/o Fasken Martineau DuMoulin LLP, 2900-550 Burrard Street, Vancouver, BC, V6C 0A3, Attention:  Iain Mant, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or, as to any matter in respect of which a vote has not already been cast pursuant to such Proxy, with the chair of the Meeting on the day of the Meeting, or any adjournment of it.  Only registered shareholders have the right to revoke a Proxy.  NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Broadridge to arrange to change their vote.  OBOs who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As at the date hereof, the Company has issued and outstanding 152,634,521 fully paid and non-assessable common shares without par value, each share carrying the right to one vote.
Any shareholder of record at the close of business on May 19, 2016 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such shareholder's shares voted at the Meeting.
To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Rio Tinto International Holdings Limited	30,366,129(1)	19.9%
Sandstorm Gold Ltd.	22,985,746	15.1%
(1) Rio Tinto International Holdings Limited holds 16,566,796 common shares directly.  It also has a beneficial interest in 13,799,333 common shares held by Turquoise Hill Resources Ltd.

NUMBER OF DIRECTORS
Management of the Company is seeking shareholder approval of an ordinary resolution setting the number of directors of the Company at six for the ensuing year.
ELECTION OF DIRECTORS
Majority Voting Policy
The board of directors (the "Board") adopted a majority voting policy in May 2013.  If the number of shares "withheld" from voting for the election of a nominee is greater than the number of shares voted "for" his or her election, the director must submit his or her resignation to the Chairman of the Board promptly after the shareholders' meeting.  The Corporate Governance and Nominating Committee of the Board (the "CGNC") will consider the resignation and will recommend to the Board whether or not to accept it.  The Board will accept the resignation in question unless, after considering the recommendations of the CGNC, including the factors considered by the CGNC and any other factors that the members of the Board consider relevant, the Board determines that exceptional circumstances exist, which warrant rejection of the resignation. The Board will make its decision as to whether to accept or reject the resignation in question within 90 days following the meeting of shareholders. The Company will promptly announce the Board's decision in a press release, including any reasons for the Board not accepting a resignation, and will file a copy of the press release with the Toronto Stock Exchange ("TSX"). The policy does not apply if there is a contested director election or where the election involves a proxy battle.

Advance Notice Provisions
At the Company's Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company's Articles by the addition of advance notice provisions as Part 14B (the "Advance Notice Provisions"). The Advance Notice Provisions: (i) facilitate an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.
The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company.  Only persons who are eligible under the Business Corporations Act (British Columbia) (the "Business Corporations Act") and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part 5, Division 7 of the Business Corporations Act, or pursuant to a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.  The Company has calculated that the deadline for complying with the notice procedures set forth in the Advance Notice Provisions is May 24, 2016.
Nominees
The term of office of each of the present directors expires at the Meeting.  The Board has directed that the persons named below be presented for election at the Meeting as its nominees.  The Board does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act.
The following are the Board's nominees for election as directors, including the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee.

The following are the Board's nominees for election as directors, including the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by each nominee.
For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.  Unless otherwise stated, any nominees named below not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.  The information as to country of residence, principal occupation and number of shares beneficially owned, or controlled or directed, directly or indirectly by the nominees is not within the knowledge of the management of the Company and has been furnished by the respective nominees.  Unless otherwise stated, all information is as at May 19, 2016.

Rt. Hon. Lord Howard of Lympne
London, UK
Age 74
Director since: May 16, 2007

Director Status:
Independent
(Non-Executive Chairman)

Areas of Expertise:
Chairman/Board
Government Liaison
Corporate Strategy

Board/Committee Memberships:
Board of Directors

Board/Committee Meeting Attendance (since January 1, 2015):
Attended 7 out of 7 meetings

The Rt. Honourable Lord Howard of Lympne has been a director of the Company since May 16, 2007, served as the Company's non-executive Deputy Chairman between May 16, 2007 and June 27, 2013 and was appointed non-executive Chairman on June 27, 2013.
He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Lord Howard was created a Life Peer. He was created a Companion of Honour in the Queen's Birthday Honours List, 2011.

Principal Occupation, Business or Employment:
Corporate director.
Other Public Company Board Memberships:
Watchstone Group plc (May 2015 – present)
Common Shares Beneficially Owned, Controlled or Directed:		128,800
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
January 6, 2012	January 6, 2017	100,000	C$1.25
March 15, 2013	March 15, 2018	255,000	C$0.56
June 27, 2013	June 27, 2018	150,000	C$0.34
December 19, 2013	December 19, 2018	100,000	C$0.30
December 23, 2014	December 22, 2019	100,000	C$0.21
December 4, 2015	December 3, 2020	75,000	C$0.33

Stephen Scott
British Columbia, Canada
Age 55
President & CEO
Director since: April 1, 2016

Director Status:
Not Independent
(Management)

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth Corporate Strategy
Mergers/Acquisitions

Board/Committee Memberships:
Board of Directors

Board/Committee Meeting Attendance (since January 1, 2015):
N/A

Mr. Scott was appointed Interim Chief Executive Officer on November 16, 2015, and was appointed President, Chief Executive Officer and a director of the Company on April 1, 2016.
Mr. Scott has more than twenty five years global experience in all mining industry sectors.  Most recently he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, he held various global executive positions with mining company Rio Tinto and currently serves on the board of directors of a number of public and private mining companies.

Principal Occupation, Business or Employment:
President and Chief Executive Officer of the Company.
Other Public Company Board Memberships:
Reservoir Minerals Inc. (March 2014 to present) Shore Gold Inc. (June 2015 to present) Atalaya Mining plc (August 2015 to present)
Common Shares Beneficially Owned, Controlled or Directed:		Nil.
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
November 16, 2015	November 15, 2020	500,000	C$0.35

James Harris
British Columbia, Canada
Age: 64
Director since: January 29, 2003

Director Status:
Independent

Areas of Expertise:
Board
Securities Law
Corporate Restructuring
Corporate Governance
Mergers/Acquisitions

Board/Committee Memberships:
Board of Directors
Corporate Governance and Nominating Committee (Chair)
Compensation Committee

Board/Committee Meeting Attendance (since January 1, 2015):
Attended 12 out of 13 meetings

Mr. Harris has been a director of the Company since January 29, 2003.  He served as non-executive Chairman between March 15, 2006 and June 27, 2013 and non-executive Deputy Chairman between June 27, 2013 and February 28, 2015.
Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years' experience in Canada and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange.  Mr. Harris has completed the Directors' Education Program of the Institute of Corporate Directors and is an Institute accredited Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

Principal Occupation, Business or Employment:
Corporate director.
Other Public Company Board Memberships:
None.
Common Shares Beneficially Owned, Controlled or Directed:		443,062
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
January 6, 2012	January 6, 2017	100,000	C$1.25
March 15, 2013	March 15, 2018	255,000	C$0.56
December 19, 2013	December 19, 2018	75,000	C$0.30
December 23, 2014	December 22, 2019	100,000	C$0.21
December 4, 2015	December 3, 2020	150,000	C$0.33

Mark Bailey
Arizona, USA
Age: 67
Director since: June 28, 2002

Director Status:
Independent

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth
Finance
Mine Development

Board/Committee Memberships:
Board of Directors
Technical Committee
Audit Committee
Compensation Committee (Chair)

Board/Committee Meeting Attendance (since January 1, 2015):
Attended 17 out of 17 meetings

Mr. Bailey has been a director of the Company since June 28, 2002.
Mr. Bailey is a mining executive and registered professional geologist with 39 years of industry experience.  Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. ("Minefinders"), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.

Principal Occupation, Business or Employment:
Consulting geologist.
Other Public Company Board Memberships:
Northern Lion Gold Corp. (April 2003 to present) Dynasty Metals & Mining Inc. (September 2003 to present)
Common Shares Beneficially Owned, Controlled or Directed:		392,922
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
January 6, 2012	January 6, 2017	100,000	C$1.25
March 15, 2013	March 15, 2018	230,000	C$0.56
December 19, 2013	December 19, 2018	75,000	C$0.30
December 23, 2014	December 22, 2019	100,000	C$0.21
December 4, 2015	December 3, 2020	75,000	C$0.33

Alan Edwards
Arizona, USA
Age: 58
Director since: March 8, 2011

Director Status:
Independent

Areas of Expertise:
CEO/Board
Mining Industry
Managing/Leading Growth
Finance
Mine Development

Board/Committee Memberships:
Board of Directors
Compensation Committee
Corporate Governance and Nominating Committee
Technical Committee (Chair)

Board/Committee Meeting Attendance (since January 1, 2015):
Attended 13 out of 13 meetings

Mr. Edwards has been a director of the Company since March 8, 2011.
Mr. Edwards has more than 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company.  Mr. Edwards is the non-executive Chairman of the Board of AQM Copper Inc., and is a director of Americas Silver Corporation. He served as the non-executive Chairman of the Board of AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015, and as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He served as President and Chief Executive Officer of Copper One Inc. from 2009 to 2011, as President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Principal Occupation, Business or Employment:
President, AE Consulting.
Other Public Company Board Memberships:
AQM Copper Inc. (September 2011 to present) Americas Silver Corporation (December 2014 to present) Orvana Minerals Corp. (May 2016 to present)
Common Shares Beneficially Owned, Controlled or Directed:		158,000
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
March 8, 2011	March 8, 2016	100,000	C$2.94
January 6, 2012	January 6, 2017	100,000	C$1.25
March 15, 2013	March 15, 2018	230,000	C$0.56
December 19, 2013	December 19, 2018	75,000	C$0.30
December 23, 2014	December 22, 2019	100,000	C$0.21
December 4, 2015	December 3, 2020	75,000	C$0.33

Anna Stylianides
British Columbia, Canada
Age:  50
Director since: July 13, 2015

Director Status:
Independent

Areas of Expertise:
Public Capital Markets
Corporate Restructuring
Mergers/Acquisitions
CEO/Board

Board/Committee Memberships:
Board of Directors
Audit Committee
Corporate Governance and Nominating Committee

Board/Committee Meeting Attendance (since January 1, 2015):
Attended 9 out of 9 meetings

Ms. Stylianides has been a director of the Company since July 13, 2015.

Ms. Stylianides has over 20 years of experience in global capital markets and has spent much of her career in investment banking, private equity, and corporate management and restructuring. She began her career in corporate law by joining the firm of Webber Wentzel Attorneys in 1990 after graduating from the University of the Witwatersrand in Johannesburg, South Africa. In 1992, she joined Investec Merchant Bank Limited where she specialized in risk management and gained extensive experience in the areas of corporate finance, structured finance, mergers and acquisitions, structuring, specialized finance and other banking and financial services transactions. She was also involved in designing and structuring of financial products for financial institutions and corporations.
Ms. Styliandes is currently the Executive Co-Chairman of Eco Oro Minerals Corp., a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and a director of Capfin Partners, LLC and the Fraser Institute. She previously served as the President and CEO of Eco Oro Minerals Corp., and the CEO of Callinex Mines Inc., an exploration company focused on VMS deposits in the Flin Flon mining district of Manitoba.

Principal Occupation, Business or Employment:
Executive Co-Chairman of Eco Oro Minerals Corp.
Other Public Company Board Memberships:
Eco Oro Minerals Corp. (June 2011 to present) Altius Minerals Corporation (May 2015 to present) Sabina Gold & Silver Corp. (March 2016 to present)
Common Shares Beneficially Owned, Controlled or Directed:		Nil
Options Held at the End of the Most Recently Completed Financial Year:
Date Granted	Expiry Date	Number of Options	Exercise Price
July 13, 2015	July 12, 2020	100,000	C$0.38
December 4, 2015	December 3, 2020	75,000	C$0.33

STATEMENT OF EXECUTIVE COMPENSATION
For the purposes of this Information Circular, "executive officer" of the Company means an individual who at any time during the year was the Chair, or a Vice-Chair or President of the Company; any Vice President in charge of a principal business unit, division or function including sales, finance or production; and any individual who performed a policy-making function in respect of the Company.
Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):
1.	a chief executive officer ("CEO");
2.	a chief financial officer ("CFO");
3.	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and
4.	any individual who would be a NEO under paragraph (3) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.
As at December 31, 2015, the end of the most recently completed financial year of the Company, the Company had seven NEOs.
Compensation Discussion and Analysis
The Compensation Committee of the Board typically meets in the fall of each year to discuss and determine the recommendations that it will make to the Board regarding management compensation.  The general objectives of the Company's compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management's interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other comparable mineral exploration companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior mineral exploration company without a history of earnings, current market and industry circumstances and the Company's ability to raise capital.
In the course of its annual management compensation evaluation, the Compensation Committee considers, among such other factors as it may deem relevant, management's recommendations with respect to compensation, the extent to which corporate goals have been achieved, the Company's overall performance, the value of similar incentive awards to executive officers at comparable companies; awards given to management in prior years, and general market conditions and economic outlook.  General corporate goals for 2015 set by management and approved by the Board included resolving outstanding issues related to the Entrée/Oyu Tolgoi LLC joint venture property in Mongolia; increasing corporate development activities through evaluation of merger and acquisition opportunities as well as potential strategic investors for the Company's Ann Mason project in Nevada; and implementing cost-cutting and cash preservation measures.  Specific corporate targets were not defined.
The Compensation Committee generally considers three elements of compensation – a base salary for the next financial year, a discretionary cash bonus to reward superior performance and a grant of long-term incentive stock options.  Base salary comprises the portion of executive compensation that is fixed, whereas discretionary cash bonuses and option based compensation represent compensation that is "at risk" depending on whether the executive officer is able to meet or exceed his or her applicable performance expectations, and overall performance of the Company.  No specific formula has been developed to assign a specific weighting to each of these components.  Rather, the Compensation Committee focuses on ensuring that the total compensation package for each NEO meets the general objectives of the Company's compensation strategy.

Base salary is used to provide the NEOs a set amount of money during the year with the expectation that each NEO will perform his or her responsibilities to the best of his or her ability and in the best interests of the Company.  Generally, the Compensation Committee makes recommendations regarding each NEO's base salary for the upcoming year after taking multiple factors into account, including the overall performance of the Company, general market performance and economic outlook, the performance of the NEO, the NEO's experience level and particular responsibilities and a review of base salaries paid to executive officers of comparable companies.
The granting of incentive stock options provides a link between management compensation and the Company's share price.  It also rewards management for achieving results that improve Company performance and thereby increase shareholder value.  Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter.  In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the NEO; the potential dilution to shareholders and the cost to the Company; previous grants made to the NEO; option grants made to executive officers of comparable companies; and the limits imposed by the terms of the Company's Stock Option Plan (the "Plan") and the TSX.  The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to encourage and reward each NEO's efforts to increase value for shareholders without requiring the Company to use cash from its treasury.  The terms and conditions of the Company's stock option grants, including vesting provisions and exercise prices, are determined by the Board at the time of grant, subject to the limits imposed by the terms of the Plan.
Finally, the Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the NEOs and if so, in what amount.  A cash bonus may be awarded to reward extraordinary performance that has led to, among other achievements, strategic property acquisitions or divestitures, achieving corporate development or property exploration milestones, and capital raising efforts.  Demonstrations of extraordinary personal commitment to the Company's interests, the community and the industry may also be rewarded through a cash bonus.
The mineral exploration and development business is extremely competitive, and the Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, regulatory matters, corporate finance and management.  Therefore, it is important that the Company provide competitive compensation to attract and retain such talent.
Since 2011, general economic malaise, market decline and volatility in commodity prices have been ongoing, with few signs of recovery, and junior exploration companies continue to have difficulty raising capital on favorable terms.  Accordingly, in order to preserve cash, NEO salaries have generally been held to 2011 levels and discretionary bonuses have not been awarded, despite the fact that certain corporate objectives have been achieved, and many peer companies have increased salaries for, and awarded bonuses to, executive officers.
An exception to this was the award of discretionary bonuses to management in February 2013.  Following the February 2013 closing of the approximately US$55 million financing package with Sandstorm Gold Ltd. ("Sandstorm"), management proposed to the Compensation Committee that discretionary cash bonuses be awarded to management to reward them for corporate goals achieved between January 2011 and March 2013, including raising approximately US$71 million through the Sandstorm transaction and a marketed short form prospectus offering in late 2011. The Compensation Committee evaluated the performance of the NEOs taking into account all of the factors described above.  At the conclusion of its management compensation evaluation, the Compensation Committee recommended that discretionary bonuses be awarded to the NEOs (which recommendation was approved by the Board).
Management has also annually proposed, and the Compensation Committee has recommended, option grants for directors, officers, employees and consultants of the Company, as a means of rewarding performance without depleting the Company's treasury.
In August 2013, the Compensation Committee retained LaneCaputo Compensation Inc. ("LaneCaputo") to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company's senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  LaneCaputo benchmarked the compensation arrangements of the Company's executives and directors against a peer group of mining companies with similar operations.  The criteria that were used by LaneCaputo to develop the peer group included relevant peer companies at similar stages of development, operating in the same regional geography, and companies from approximately half of the Company's market capitalization to roughly double the Company's market capitalization.  Access to capital tends to determine the pay mix to a certain extent, therefore matching the development stages of peer companies is important.  The magnitude of executive compensation is also correlated to the size of an organization the executives oversee, therefore organizations with significant enough resources to warrant a prefeasibility study were included.  In addition, geographical similarity allows for a more accurate benchmarking of comparable skillsets used to manage domestic versus international operations.  The Company has operations in both arenas therefore companies with similar challenges were also included.  The following companies were in the peer group developed by LaneCaputo:

Almaden Minerals Ltd.	Midas Gold Corp.
Asanko Gold Inc.	NovaCopper Inc.
Augusta Resource Corp.	Oracle Mining Corp.
Chesapeake Gold Corp.	Paramount Gold & Silver Corp.
Copper Fox Metals Inc.	Pilot Gold Inc.
Eco Oro Minerals Corp.	Quaterra Resources Inc.
Exeter Resource Corp.	Redhawk Resources Inc.
Lumina Copper Corp.	Sabina Gold & Silver Corp.
MAG Silver Corp.	Wildcat Silver Corp.
The Compensation Committee met in December 2013 to consider the findings and recommendations of LaneCaputo.  In particular, LaneCaputo did not recommend increasing base salaries for any of the NEOs for 2014.  LaneCaputo did however recommend that a bonus pool be established, from which discretionary cash bonuses tied to the achievement of goals for 2014 could be awarded to management.  The Board accepted the Compensation Committee's recommendation to establish a pool of C$500,000, which can be increased at the Board's discretion in the event of exceptional work by management.  The pool does not represent a guaranteed bonus for management.  The extent to which management has achieved goals for the year will be evaluated by the Compensation Committee and the Board, and the actual amount that will be paid out, if any, will be recommended by the Compensation Committee and approved by the Board in its discretion based upon that evaluation.
In late 2014, the Compensation Committee received a proposal from management with respect to NEO compensation for 2015.  Management provided updated data from the peer group that LaneCaputo developed (excluding Lumina Copper Corp. and Oracle Mining Corp.) as well as Nevada Copper Corp., NGEx Resources Inc. and SilverCrest Mines Inc.  Management's compensation proposal took note of the continuing halt to development at the Oyu Tolgoi underground mine in Mongolia, the continuing need to preserve capital and thus limit development of Ann Mason, and the Company's ongoing efforts to identify a beneficial merger and acquisition opportunity.  Management's compensation proposal also took note of the complexity of the issues that management is dealing with, the key milestones and corporate objectives that had been met during 2014, and the fact that NEO salaries have been kept to 2011 levels while some peer companies continue to provide salary increases to their executive officers.
The Compensation Committee evaluated the performance of the NEOs, taking into account the factors described above.  The Compensation Committee accepted management's proposal, and recommended to the Board that the NEOs receive salary increases in the order of 3% effective January 1, 2015, but that no discretionary bonuses be awarded from the bonus pool.  At the Board meeting held to consider, and ultimately approve, the Compensation Committee's recommendations, the Company's CEO, Gregory Crowe, voluntarily declined his salary increase.

In late 2015, the Compensation Committee met to discuss NEO compensation for 2016. The Compensation Committee noted that management was in the process of implementing steps to significantly reduce overhead in 2016, and determined that no salary increases or discretionary cash bonuses for NEOs should be recommended to the Board at this time.

The Board can exercise discretion to award compensation absent attainment of corporate goals or to reduce or increase the size of any award.  The Board did not exercise this discretion in 2015 with respect to any NEO.
In the course of conducting its annual review of compensation, the Compensation Committee considers the implications and risks associated with the Company's executive compensation policies, philosophy and practices.  As discussed above, the Compensation Committee follows an overall compensation model which ensures that an adequate portion of overall compensation for the NEOs is "at risk" and only realized through the performance of the Company over both the short-term and long-term.  The Compensation Committee reviews the model to ensure that there are sufficient features to mitigate the incentive for excessive risk taking.  Some of the key risk mitigating features include:
•	balanced design, between fixed and variable pay and between short-term and long-term incentives;
•	consistent program design among all executive officers and within the Company as a whole; and
•	a greater reward opportunity derived from long-term incentives compared to short-term incentives, creating a greater focus on sustained performance over time.
The Company does not permit its executive officers or directors to hedge any of the equity compensation granted to them.
Compensation Governance
The Compensation Committee is composed of Mark Bailey (chair), Gorden Glenn, James Harris and Alan Edwards, all of whom are independent directors, applying the definition set out in section 1.4 of National Instrument 52-110 – Audit Committees ("NI 52-110") and under Section 803A of the NYSE MKT Company Guide.  Each member of the Compensation Committee has served on various other public company boards, which gives them sufficient direct experience in executive compensation to assist them in making decisions about the suitability of the Company's compensation practices and policies.
The Board has adopted a Compensation Committee Charter, which governs the organization of the Compensation Committee and sets out the duties and responsibilities of the chair and the Compensation Committee as a whole.
The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.  The Committee shall consist of three or more directors appointed by the Board, each of whom must be independent.  The Committee shall meet as many times as it deems necessary, but not less frequently than one time per year.  The CEO may not be present during the Compensation Committee's voting or deliberations.
Responsibilities of the Compensation Committee include:
•	Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives and setting the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Compensation Committee will consider, among such other factors as it may deem relevant, the Company's performance, shareholder returns, the value of similar incentive awards to chief executive officers at comparable companies and the awards given to the CEO in past years;
•	Reviewing and approving on an annual basis the adequacy and form of compensation and benefits of all other executive officers and directors, and making recommendations to the Board in that regard;
•	Making recommendations to the Board with respect to the Plan and any other incentive compensation plans and equity-based plans;

•	Determining the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchanges and other regulatory requirements; and
•	Approving inducement grants, which include grants of options or stock to new employees in connection with a merger or acquisition, as well as any tax-qualified, non-discriminatory employee benefit plans or non-parallel non-qualified plans, to new employees.
The Compensation Committee is acutely aware of the dual responsibility that non-executive directors have for overseeing the Company's corporate governance and long-term sustainability, as well as its compensation plans.  In the course of determining compensation for non-executive directors, the Compensation Committee tries to ensure that non-executive director interests are closely aligned with those of shareholders, and that best practices for corporate governance are observed in the course of structuring non-executive director pay.  In particular, the Compensation Committee is committed to structuring director pay in a manner that enables directors to maintain their independence.  One of the ways that the Compensation Committee attempts to achieve this is by imposing reasonable limits on independent director participation in the Plan.
The Compensation Committee has the authority to retain outside advisors, including the sole authority to retain or terminate consultants to assist the Compensation Committee in the evaluation of compensation of senior management and directors.  In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company's senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  No compensation consultant or advisor has been retained by the Company, and no fees have been paid to a compensation consultant or advisor, in either of the Company's two most recently completed financial years.
Performance Graph
The following chart compares the yearly percentage change in cumulative total shareholder return for C$100 invested in common shares of the Company beginning on December 31, 2010 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company.

Entree Gold Inc. ("ETG")
Comparison of Five Year Total Common Shareholders' Return
(as at December 31st of each year) (C$)

	Dec 2010	Dec 2011	Dec 2012	Dec 2013	Dec 2014	Dec 2015
ETG	$100	$36.02	$12.97	$8.93	$5.91	$8.36
S&P/TSX COMPOSITE INDEX	$100	$88.93	$92.49	$101.33	$108.85	$96.78
The trend in overall compensation for the Company's executive officers over the five years has not tracked the performance of the market price of the Company's common shares, or the S&P/TSX Composite index, to the extent that commencing in 2011 the Company's share price fell as a result of a decline in metals prices, ongoing economic uncertainty and heightened uncertainty in Mongolia, including as a result of the announcement by Turquoise Hill Resources Ltd. of the suspension of underground development at the Oyu Tolgoi project in Mongolia. Since management performance did not correlate with share price during that time, management compensation was not reduced.
Summary Compensation Table
The following table is a summary of compensation paid or granted to the NEOs for the last three financial years ending December 31, 2015, 2014 and 2013.

Name and Principal Position	Year	Salary (US$)(4)	Share-based awards (US$)	Option-based awards (1) (US$)(4)	Non-equity incentive plan compensation (US$)(2) (4)		Pension value (US$)(2)	All other compensation (US$)(3) (4)	Total compensation (US$)(4)
					Annual incentive plans	Long-term incentive plans
Gregory Crowe, President and CEO(5)	2015	$205,473	Nil	$0	Nil	Nil	Nil	$471,830	$677,303
	2014	$280,148	Nil	$27,986	Nil	Nil	Nil	Nil	$308,134
	2013	$305,566	Nil	$154,763	$141,030	Nil	Nil	$22,330	$623,689
Stephen Scott, President and CEO(6)	2015	Nil	Nil	$77,612	$18,064	Nil	Nil	$18,763	$114,439
	2014	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$0
	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	$0
Bruce Colwill, CFO(7)	2015	$184,249	Nil	$18,291	Nil	Nil	Nil	Nil	$202,540
	2014	$211,189	Nil	$23,321	Nil	Nil	Nil	Nil	$234,510
	2013	$230,350	Nil	$114,094	$112,824	Nil	Nil	Nil	$457,268
Mona Forster, Executive Vice President(8)	2015	$158,323	Nil	$0	Nil	Nil	Nil	$297,125	$455,448
	2014	$210,111	Nil	$20,989	Nil	Nil	Nil	Nil	$231,100
	2013	$229,175	Nil	$100,538	$112,824	Nil	Nil	Nil	$442,537
Robert Cann, Vice President, Exploration(9)	2015	$182,081	Nil	$0	Nil	Nil	Nil	$320,215	$502,296
	2014	$210,111	Nil	$20,989	Nil	Nil	Nil	Nil	$231,100
	2013	$229,175	Nil	$95,095	$94,020	Nil	Nil	Nil	$418,290
Susan McLeod, Vice President, Legal Affairs & Corporate Secretary	2015	$182,081	Nil	$16,096	Nil	Nil	Nil	Nil	$198,177
	2014	$211,189	Nil	$20,989	Nil	Nil	Nil	Nil	$232,178
	2013	$230,350	Nil	$105,980	$112,824	Nil	Nil	Nil	$449,154
Robert Cinits, Vice President, Corporate Development	2015	$182,081	Nil	$16,096	Nil	Nil	Nil	Nil	$198,177
	2014	$198,259	Nil	$20,989	Nil	Nil	Nil	Nil	$219,248
	2013	$192,742	Nil	$104,595	$84,618	Nil	Nil	Nil	$381,955

(1)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to United States currency for reporting the value of the grants in the Company's financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

(2)	The Company does not have a formal annual incentive program, however, bonuses are granted as determined by the Compensation Committee and approved by the Board on an individual basis. The Company does not presently have a pension incentive plan for any of its executive officers, including its NEOs.
(3)	Other Compensation includes amounts paid out for vacation time earned, but not taken.
(4)	All compensation is negotiated and settled in Canadian dollars. The exchange rate used to convert 2015 compensation to US$ is 1.3840 (2014 – 1.1601; 2013 – 1.0636).
(5)	Mr. Crowe ceased to be President and CEO of the Company effective November 13, 2015. Mr. Crowe was also a director of the Company. Mr. Crowe did not receive compensation from the Company for acting as a director, and no portion of the total compensation disclosed above was received by Mr. Crowe as compensation for acting as a director. Mr. Crowe's severance payment resulting from termination of his employment is reported as Other Compensation.
(6)	Mr. Scott was appointed Interim CEO effective November 16, 2015 under an independent contractor agreement dated November 12, 2015. On November 16, 2015, Mr. Scott was granted options to purchase 500,000 shares at an exercise price of C$0.35. All of the options vested on February 16, 2016. Mr. Scott received a signing bonus of C$25,000 on November 16, 2015. His consulting fee is reported as Other Compensation. Mr. Scott was appointed President and CEO effective April 1, 2016 under an employment agreement of even date.
(7)	Mr. Colwill resigned as an employee of the Company effective March 22, 2016. He continued to serve as the Company's CFO until March 31, 2016 under a consulting agreement dated March 23, 2016.
(8)	Ms. Forster ceased to be Executive Vice President of the Company effective November 13, 2015. Ms. Forster's severance payment resulting from termination of her employment is reported as Other Compensation.
(9)	Mr. Cann ceased to be Vice President, Exploration of the Company effective December 31, 2015. Mr. Cann's severance payment resulting from termination of his employment is reported as Other Compensation.
The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.
Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Gregory Crowe	23-Dec-14	22-Dec-19	$0.21	300,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	350,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	450,000	C$1.02/US$1
Stephen Scott	16-Nov-15	15-Nov-20	$0.35	500,000	C$1.34/US$1
Bruce Colwill	4-Dec-15	3-Dec-20	$0.33	125,000	C$1.34/US$1
	23-Dec-14	22-Dec-19	$0.21	250,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	200,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	375,000	C$1.02/US$1
Mona Forster	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	350,000	C$1.02/US$1
Robert Cann	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	325,000	C$1.02/US$1
Susan McLeod	4-Dec-15	3-Dec-20	$0.33	110,000	C$1.34/US$1
	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	15-Mar-13	15-Mar-18	$0.56	375,000	C$1.02/US$1
Robert Cinits	4-Dec-15	3-Dec-20	$0.33	110,000	C$1.34/US$1
	23-Dec-14	22-Dec-19	$0.21	225,000	C$1.16/US$1
	19-Dec-13	19-Dec-18	$0.30	150,000	C$1.07/US$1
	9-Apr-13	9-Apr-18	$0.32	50,000	C$1.02/US$1
	15-Mar-13	15-Mar-18	$0.56	325,000	C$1.02/US$1

The Company employed Gregory Crowe as President and CEO under an employment agreement dated November 1, 2003, as amended.  The Company could terminate Mr. Crowe's employment at any time without cause by providing him with a lump sum payment equal to 24 months' salary and statutory entitlements. See "Termination and Change of Control Benefits" below.
The Company engaged Stephen Scott as Interim CEO for an initial six month term ending May 31, 2016 under an independent contractor agreement dated November 12, 2015. Either party could terminate the independent contractor agreement prior to the end of the term by providing the other party with 30 days' advance written notice.  On April 1, 2016, the Company appointed Stephen Scott as President and CEO and entered into an employment agreement with Mr. Scott. Under the employment agreement, Mr. Scott is required to provide the Company with one month's prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with 18 months' working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott's employment is terminated without cause or he resigns for good reason within the one year period following a change of control, Mr. Scott will be entitled to 24 months' salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period.  See "Termination and Change of Control Benefits" below.
The Company employed Bruce Colwill as its CFO under an employment agreement dated December 20, 2010, as amended.  Mr. Colwill was required to provide the Company with one month's prior notice in the event he wished to resign.  In February 2016, Mr. Colwill provided one month's prior notice of his resignation as an employee of the Company effective March 22, 2016. He continued to serve as the Company's CFO until March 31, 2016 under a consulting agreement dated March 23, 2016. The consulting agreement is for a three-month term ending June 22, 2016. Mr. Colwill may terminate the consulting agreement by providing at least 30 days' prior written notice to the Company. The Company may only terminate the consulting agreement prior to the end of the term in the event of a material breach by Mr. Colwill. See "Termination and Change of Control Benefits" below.
The Company employs Susan McLeod as Vice President, Legal Affairs and Corporate Secretary under an employment agreement dated September 21, 2010, as amended.  Ms. McLeod is required to provide the Company with one month's prior notice in the event she wishes to resign.  The Company may terminate her employment without cause by providing her with a lump sum amount equal to 18 months' salary and the aggregate amount of all other remuneration, bonuses and benefits that she would otherwise have received over the ensuing 18-month period (collectively, the "Severance Amount").  Ms. McLeod will be entitled to the Severance Amount in the event she elects to terminate her employment within 90 days following a change of control or as a result of conditions that amount to constructive dismissal.  See "Termination and Change of Control Benefits" below.

The Company employs Robert Cinits as Vice President, Corporate Development under an amended and restated employment agreement dated June 26, 2014. Mr. Cinits is required to provide the Company with one month's prior notice in the event he wishes to resign. The Company may terminate his employment without cause by providing him with six months' working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months' working notice, or an amount equal to the salary Mr. Cinits otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Cinits' employment is terminated without cause or he resigns for good reason within the one year period following a change of control, Mr. Cinits will be entitled to the Severance Amount. See "Termination and Change of Control Benefits" below.
The Company employed Mona Forster as Executive Vice President and Robert Cann as Vice President, Exploration under employment agreements dated November 1, 2007, as amended.  The Company could terminate their employment without cause by providing them with a lump sum amount equal to the Severance Amount.  See "Termination and Change of Control Benefits" below.
Incentive Plan Awards
The following table is a summary of all option-based awards and share-based awards to the NEOs that were outstanding at the end of the most recently completed financial year.
	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Gregory Crowe	150,000	$1.25	January 6, 2017	$0	Nil	Nil
	450,000	$0.56	February 11, 2017	$0	Nil	Nil
	350,000	$0.30	February 11, 2017	$0	Nil	Nil
	300,000	$0.21	February 11, 2017	$24,000	Nil	Nil
Stephen Scott	500,000	$0.35	November 15, 2020	$0	Nil	Nil
Bruce Colwill	200,000	$3.47	January 4, 2016	$0	Nil	Nil
	100,000	$2.23	July 15, 2016	$0	Nil	Nil
	125,000	$1.25	September 20, 2016	$0	Nil	Nil
	375,000	$0.56	September 20, 2016	$0	Nil	Nil
	200,000	$0.30	September 20, 2016	$0	Nil	Nil
	250,000	$0.21	September 20, 2016	$20,000	Nil	Nil
Mona Forster	125,000	$1.25	February 11, 2016	$0	Nil	Nil
	350,000	$0.56	February 11, 2016	$0	Nil	Nil
	150,000	$0.30	February 11, 2016	$0	Nil	Nil
Robert Cann	125,000	$1.25	September 28, 2016	$0	Nil	Nil
	325,000	$0.56	September 28, 2016	$0	Nil	Nil
	150,000	$0.30	September 28, 2016	$0	Nil	Nil
	225,000	$0.21	September 28, 2016	$18,000	Nil	Nil
Susan McLeod	125,000	$1.25	January 6, 2017	$0	Nil	Nil
	375,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$0	Nil	Nil
	225,000	$0.21	December 22, 2019	$18,000	Nil	Nil
	110,000	$0.33	December 3, 2020	$0	Nil	Nil
Robert Cinits	150,000	$2.05	July 7, 2016	$0	Nil	Nil
	50,000	$1.25	January 6, 2017	$0	Nil	Nil
	325,000	$0.56	March 15, 2018	$0	Nil	Nil
	50,000	$0.32	April 9, 2018	$0	Nil	Nil
	150,000	$0.30	December 19, 2018	$0	Nil	Nil
	225,000	$0.21	December 22, 2019	$18,000	Nil	Nil
	110,000	$0.33	December 3, 2020	$0	Nil	Nil

The following table is a summary of all value vested or earned during the most recently completed financial year for the NEOs.
Name	Option-based awards – Value vested during the year (US$)(1)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Gregory Crowe	$0(2)	Nil	Nil
Stephen Scott	$0(3)	Nil	$18,064
Bruce Colwill	$0(4)	Nil	Nil
Mona Forster	$0(2)	Nil	Nil
Robert Cann	$0(2)	Nil	Nil
Susan McLeod	$0(5)	Nil	Nil
Robert Cinits	$0(5)	Nil	Nil
(1)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company's shares on the date of grant) from the market price of the Company's shares on the date the option vested (being the closing price of the Company's shares on the TSX on the last trading day prior to the vesting date).
(2)	No options were awarded or vested during the year.
(3)	500,000 options were awarded on November 16, 2015 at an exercise price of C$0.35. $0 vested because none of the options vested during 2015. Mr. Scott received a signing bonus of C$25,000 on November 16, 2015.
(4)	125,000 options were awarded on December 4, 2015 at an exercise price of C$0.33. $0 vested because all of the stock options vested in full on the award date.
(5)	110,000 options were awarded on December 4, 2015 at an exercise price of C$0.33. $0 vested because all of the stock options vested in full on the award date.

The following table is a summary of the options exercised by the NEOs during the most recently completed financial year.
Name	Options Exercised	Date Exercised	Exercise Price (C$)
Mona Forster	225,000	December 15, 2015	$0.21
Termination and Change of Control Benefits
Gregory Crowe, Mona Forster, Robert Cann
Gregory Crowe's employment with the Company was terminated effective November 13, 2015. Mr. Crowe received a payment totaling US$473,167, equal to 24 months' salary (US$470,937) and accrued vacation pay (US$2,230).
Mona Forster's employment with the Company was terminated effective November 13, 2015. Ms. Forster received a payment totaling US$303,940, equal to 18 months' salary and benefits.
Robert Cann's employment with the Company was terminated effective December 31, 2015. Mr. Cann received a payment totaling US$297,497, equal to 18 months' salary and benefits (US$276,824) and accrued vacation pay (US$20,673).
Each of the NEOs continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.
Stephen Scott
The Company engaged Stephen Scott as Interim CEO for an initial six month term ending May 31, 2016 under an independent contractor agreement dated November 12, 2015. Under the terms of the independent contractor agreement, the Company could terminate Mr. Scott's services prior to the expiry of the term by providing him with 30 days' advance written notice. Mr. Scott was not entitled to any other termination or change of control benefits under the independent contractor agreement. Mr. Scott would have continued to be bound by confidentiality provisions for a period of one year following the termination of his independent contractor agreement.
The Company appointed Stephen Scott President and CEO, and entered into an employment agreement with Mr. Scott, effective April 1, 2016.  Under the terms of the employment agreement, the Company may terminate Mr. Scott's employment at any time without cause by providing him with 18 months' working notice, or an amount equal to the salary Mr. Scott otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Scott's employment is terminated without cause or he resigns for Good Reason (defined below) within the one year period following a Change of Control (defined below), Mr. Scott will be entitled to 24 months' salary and the aggregate amount of all other remuneration, bonuses and benefits that he would otherwise have received over the ensuing 24-month period.
"Change of Control" is defined as:
(i)	the sale, transfer or disposition of the Company's assets in complete liquidation or dissolution of the Company;
(ii)	the Company amalgamates, merges or enters into a plan of arrangement with another company at arm's length to the Company and its affiliates (the "Group"), other than an amalgamation, merger or plan of arrangement that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation, merger or plan of arrangement; or

(iii)	any person or combination of persons at arm's length to the Group acquires or becomes the beneficial owner of, directly or indirectly, more than 20% of the voting securities of the Company, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect, and such person or combination of persons exercise(s) the voting power attached to such securities in a manner that causes the Incumbent Directors to cease to constitute a majority of the Board.
"Good Reason" is defined as the occurrence of any of the following without the NEO's written consent:
(i)	a material change (other than a change that is clearly consistent with a promotion) in the NEO's position or duties, responsibilities, reporting relationship, title or office;
(ii)	a reduction of the NEO's salary, benefits or any other form of remuneration or any change in the basis upon which such salary, benefits or other form of remuneration payable by the Company is determined;
(iii)	forced relocation to another geographic area;
(iv)	any material breach by the Company of a material provision of the employment agreement; or
(v)	the failure by the Company to obtain an effective assumption of its obligations hereunder by any successor to the Company, including a successor to a material portion of its business.
"Incumbent Director" means any member of the Board who was a member of the Board prior to the occurrence of the transaction, transactions or elections giving rise to a Change of Control and any successor to an Incumbent Director who was recommended or elected or appointed to succeed an Incumbent Director by the affirmative vote of a majority of the Incumbent Directors then on the Board.
Susan McLeod
Under the terms of the employment agreement with Susan McLeod, the Company may terminate Ms. McLeod's employment at any time without cause by providing Ms. McLeod with the Severance Amount.  Ms. McLeod is also entitled to the Severance Amount should she elect to terminate her employment for Good Reason or should she elect to terminate her employment within 90 days of a Change of Control (in Ms. McLeod's case, the delivery of notice of termination of employment without cause or the expiry of one month's prior written notice of termination of employment for Good Reason or within 90 days of a Change of Control is a "Severance Payment Triggering Event").
If a Change of Control had occurred on December 31, 2015, Ms. McLeod would not have had an immediate benefit.  If a Severance Payment Triggering Event had taken place, Ms. McLeod would have been entitled to a payment of approximately US$278,369 immediately upon the Severance Payment Triggering Event, or in the case of delivery of notice of termination of employment without cause, within 10 days of the Severance Payment Triggering Event.
Ms. McLeod would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.
Robert Cinits
Under the terms of the employment agreement with Robert Cinits, the Company may terminate Mr. Cinits' employment at any time without cause by providing Mr. Cinits with six months' working notice plus an additional month of working notice for each year of employment completed, to a maximum of twelve months' working notice, or an amount equal to the salary Mr. Cinits otherwise would receive over the working notice period (or a combination thereof). In the event Mr. Cinits' employment is terminated without cause or he resigns for Good Reason within the one year period following a Change of Control, Mr. Cinits will be entitled to the Severance Amount (the delivery of notice of termination of employment without cause or resignation with Good Reason being a "Severance Payment Triggering Event").

If a Change of Control had occurred on December 31, 2015, Mr. Cinits would not have had an immediate benefit.  If a Severance Payment Triggering Event had taken place, Mr. Cinits would have been entitled to a payment of approximately US$285,681 within 10 days of the Severance Payment Triggering Event.
Mr. Cinits would continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions for a period of one year following the termination of employment.
Bruce Colwill
Under the terms of the employment agreement with Bruce Colwill, which terminated effective March 22, 2016, the Company could have terminated Mr. Colwill's employment at any time without cause by providing him with the Severance Amount.  Mr. Colwill would also have been entitled to the Severance Amount if he elected to resign with Good Reason within one year of a Change of Control (in Mr. Colwill's case, the delivery of notice of termination of employment without cause or resignation with Good Reason is a "Severance Payment Triggering Event").
If a Change of Control had occurred on December 31, 2015, Mr. Colwill would not have had an immediate benefit.  If a Severance Payment Triggering Event had taken place, Mr. Colwill would have been entitled to a payment of approximately US$296,907 within 10 days of the Severance Payment Triggering Event.
Mr. Colwill resigned as an employee of the Company effective March 22, 2016. He continued to serve as the Company's CFO until March 31, 2016, under a consulting agreement dated March 23, 2016. The consulting agreement is for a three-month term ending June 22, 2016. Mr. Colwill may terminate the consulting agreement by providing at least 30 days' prior written notice to the Company. The Company may only terminate the consulting agreement prior to the end of the term in the event of a material breach by Mr. Colwill. Mr. Colwill is not entitled to any other termination or change of control benefits under the consulting agreement.
Mr. Colwill will continue to be bound by confidentiality provisions (indefinitely) and non-competition and non-solicitation provisions until March 22, 2017.
Director Compensation
Directors' Fees
Annual directors' fees are paid to non-executive directors to compensate them for the time and commitment required to act as directors of the Company, serve on standing committees of the Board, serve on ad hoc or special committees of the Board (if so requested by the Board) and act as Chairman of the Board, Deputy Chairman of the Board or chair of certain standing committees.
In August 2013, the Compensation Committee retained LaneCaputo to prepare an Executive Compensation Review to assist the Compensation Committee in the review of compensation arrangements for the Company's senior management team and independent directors and to recommend required changes (if any) to pay elements and strategy to align the Company with current market practices.  LaneCaputo recommended that effective January 1, 2014, the annual base retainer payable to non-executive directors to compensate them for acting as directors of the Company be increased to C$25,000.  This recommendation was adopted by the Compensation Committee and the Board.
In 2015, James Harris was paid an additional cash retainer of C$2,458 as compensation for acting as the Deputy Chairman of the Board, until he stepped down from that position effective March 1, 2015, and C$5,250 for acting as the chair of the CGNC.  Gorden Glenn received an additional C$12,500 for acting as the chair of the Audit Committee.  Alan Edwards and Mark Bailey each received an additional C$5,250 for acting as the chair of the Technical Committee and Compensation Committee, respectively.

Lord Howard was paid a total of C$87,1181 in 2015, which includes the C$25,000 base retainer and additional compensation for acting as the Chairman of the Board.
Incentive Stock Options
The granting of incentive stock options provides a link between non-executive director compensation and the Company's share price.  It also rewards non-executive directors for achieving results that improve Company performance and thereby increase shareholder value.  Incentive stock options are an important component of non-executive director compensation for the Company and other members of its peer group, which don't have any revenue making it difficult to pay larger cash retainers.
Stock options are generally awarded to non-executive directors when they join the Board and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, the Compensation Committee will consider: the value in securities of the Company that the Compensation Committee intends to award as compensation; current and expected future performance of the director; the potential dilution to shareholders and the cost to the Company; previous grants made to the director; option grants made to the Company's executive officers; option grants made to non-executive directors of comparable companies; and the limits imposed by the terms of the Plan and the TSX.
In December 2015, the Compensation Committee recommended that the Board award incentive stock options to each of the non-executive directors in recognition of the role that the non-executive directors played in providing strategic input and corporate oversight. The Compensation Committee recommended that James Harris receive a larger award, in recognition of the role that he played in CEO succession planning. The Board approved the Compensation Committee's recommendations, and in December 2015 awarded to James Harris options to purchase 150,000 shares at an exercise price of C$0.33 for five years, and to each of the other non-executive directors options to purchase 75,000 shares at an exercise price of C$0.33 for five years. The terms and conditions of the grants, including vesting provisions and exercise prices, were determined by the Board at the time of grant, in accordance with the terms and conditions of the Plan.
The following table is a summary of all compensation provided to the directors of the Company (other than directors who are also NEOs) for the most recently completed financial year.
Name(1)	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(2)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Mark Bailey	$21,857	Nil	$10,975	Nil	Nil	$0	$32,832
James Harris	$23,633	Nil	$21,950	Nil	Nil	$0	$45,583
Michael Howard	$62,946	Nil	$10,975	Nil	Nil	$0	$73,921
Alan Edwards	$21,857	Nil	$10,975	Nil	Nil	$0	$32,832
Lindsay Bottomer(3)	$9,032	Nil	$0	Nil	Nil	$0	$9,032
Gorden Glenn	$27,095	Nil	$10,975	Nil	Nil	$0	$38,070
Anna Stylianides(4)	$8,279	Nil	$25,896	Nil	Nil	$0	$34,176

(1)	In addition to being a director of the Company until his resignation effective November 13, 2015, Gregory Crowe was a NEO. For disclosure regarding Mr. Crowe's compensation, please refer to the Summary Compensation Table above.

(2)	The Company uses the Black-Scholes option-pricing model for determining fair value of stock options issued at the grant date. The Company selected the Black-Scholes option-pricing model because it is widely used in estimating option based compensation values by Canadian and U.S. public companies. The practice of the Company is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Company's financials. The conversion rate for each grant is the average of the rates quoted by the Bank of Canada as its noon spot rate of the last day of the three months in the quarter in which the grant is made. The conversion rates for the purpose of the grants in this table are presented below and are based on the applicable conversion rate on the date of grant, each as supplied by the Bank of Canada.

1Lord Howard's compensation is negotiated and settled in British pounds sterling.  The exchange rate used to convert 2015 compensation to C$ is 2.0104.

(3)	Lindsay Bottomer ceased to be a director of the Company on June 29, 2015.
(4)	Anna Stylianides was appointed to the Board on July 13, 2015. On July 13, 2015, Ms. Stylianides was granted options to purchase 100,000 shares at an exercise price of C$0.38. 50,000 options vested on July 13, 2015, 25,000 options vested on January 13, 2016 and 25,000 options will vest on July 13, 2016.

The following table provides the exchange rates used to convert the value of the option based awards from Canadian dollars to United States dollars as reported above.
Name	Date of Grant	Expiry Date	Exercise Price (C$)	Options Granted	Exchange Rates to US$
Mark Bailey	4-Dec-15	3-Dec-20	$0.33	75,000	C$1.34/US$1
James Harris	4-Dec-15	3-Dec-20	$0.33	150,000	C$1.34/US$1
Michael Howard	4-Dec-15	3-Dec-20	$0.33	75,000	C$1.34/US$1
Alan Edwards	4-Dec-15	3-Dec-20	$0.33	75,000	C$1.34/US$1
Gorden Glenn	4-Dec-15	3-Dec-20	$0.33	75,000	C$1.34/US$1
Anna Stylianides	4-Dec-15	3-Dec-20	$0.33	110,000	C$1.34/US$1
	13-Jul-15	12-Jul-20	$0.38	100,000	C$1.28/US$1
The following table is a summary of all option-based awards to the directors of the Company (other than directors who are also NEOs) that were outstanding at the end of the most recently completed financial year.  There were no share-based awards outstanding at the end of the most recently completed financial year.
	Option-based Awards				Share-based Awards
Name(1)	Number of Securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
Mark Bailey	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
James Harris	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	150,000	$0.33	December 3, 2020	$0	Nil	Nil
Michael Howard	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	255,000	$0.56	March 15, 2018	$0	Nil	Nil
	150,000	$0.34	June 27, 2018	$0	Nil	Nil
	100,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
Alan Edwards	100,000	$2.94	March 8, 2016	$0	Nil	Nil
	100,000	$1.25	January 6, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	75,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
Lindsay Bottomer(2)	125,000	$1.25	September 26, 2016	$0	Nil	Nil
	275,000	$0.56	September 26, 2016	$0	Nil	Nil
	75,000	$0.30	September 26, 2016	$0	Nil	Nil
	100,000	$0.21	September 26, 2016	$8,000	Nil	Nil
Gorden Glenn	100,000	$0.73	June 18, 2017	$0	Nil	Nil
	230,000	$0.56	March 15, 2018	$0	Nil	Nil
	100,000	$0.30	December 19, 2018	$0	Nil	Nil
	100,000	$0.21	December 22, 2019	$8,000	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil
Anna Stylianides	100,000	$0.38	July 12, 2020	$0	Nil	Nil
	75,000	$0.33	December 3, 2020	$0	Nil	Nil

(1)	In addition to being a director of the Company until his resignation effective November 13, 2015, Gregory Crowe was a NEO. For disclosure regarding Mr. Crowe's option-based awards, please refer to the incentive plan awards section above.
(2)	Lindsay Bottomer ceased to be a director of the Company on June 29, 2015.
The following table is a summary of all value vested or earned during the most recently completed financial year for the directors of the Company (other than directors who are also NEOs).
Name(1)	Option-based awards – Value vested during the year (US$)(2)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Mark Bailey	$0(3)	Nil	Nil
James Harris	$0(4)	Nil	Nil
Michael Howard	$0(3)	Nil	Nil
Alan Edwards	$0(3)	Nil	Nil
Lindsay Bottomer	$0(5)	Nil	Nil
Gorden Glenn	$0(3)	Nil	Nil
Anna Stylianides	$0(3) (6)	Nil	Nil
(1)	In addition to being a director of the Company until his resignation effective November 13, 2015, Gregory Crowe was a NEO. For disclosure regarding Mr. Crowe's compensation, please refer to the summary compensation table above.
(2)	Value vested during the year is calculated by subtracting the exercise price of the option (being no less than the market price of the Company's shares on the date of grant) from the market price of the Company's shares on the date the option vested (being the closing price of the Company's shares on the TSX on the last trading day prior to the vesting date).
(3)	75,000 options were awarded on December 4, 2015 at an exercise price of C$0.33. $0 vested because all of the stock options vested in full on the award date.
(4)	150,000 options were awarded on December 4, 2015 at an exercise price of C$0.33. $0 vested because all of the stock options vested in full on the award date.
(5)	No options were awarded or vested during the year.
(6)	100,000 options were awarded on July 13, 2015 at an exercise price of C$0.38. 50,000 options vested on July 13, 2015, with the balance vesting in 2016. $0 vested in 2015 because the stock options vested on the award date.

No options were exercised by directors during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out information as of the end of the Company's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (C$) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by securityholders	13,208,000	$0.60	1,525,091
Equity compensation plans not approved by securityholders	500,000(2)	N/A	Nil
Total	13,708,000	$0.60	1,525,091
(1)	The maximum aggregate number of common shares issuable pursuant to options granted under the Plan and outstanding from time to time may not exceed that number which represents 10% of the issued and outstanding common shares from time to time. The Company shall, at all times while the Plan is in effect, reserve a sufficient number of common shares to satisfy the requirements of the Plan. The Plan also provides that exercised options will automatically be available for subsequent grants and for the reservation and issuance of additional common shares pursuant to such options. Accordingly, the Plan constitutes both a "rolling" plan and an "evergreen" plan, and its renewal must be approved by the Company's shareholders every three years in accordance with the policies of the TSX. The Plan was last approved on June 26, 2014.
(2)	On November 16, 2015, the Company agreed to grant to Stephen Scott, as an inducement for his service, up to 500,000 common shares. The common shares are issuable at the discretion of the Board, based on the achievement of certain performance criteria. The grant was made outside the Company's existing shareholder approved equity incentive plans and was approved by the independent members of the Company's Board as a material inducement to Mr. Scott's employment in reliance upon Section 711(a) of the NYSE MKT Company Guide. In the event the Board determines that shares are issuable to Mr. Scott, the Company may, at its option, satisfy its obligation by making a cash payment to Mr. Scott equivalent to the then market price of the common shares.
MANAGEMENT CONTRACTS
Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
On February 23, 2016, the Company entered into an agreement with Sandstorm to amend the Equity Participation and Funding Agreement dated February 14, 2013 (the "2013 Agreement").
The agreement to amend provided for a 17% reduction in the metal credits that the Company is required to sell and deliver to Sandstorm under the 2013 Agreement.  In return, Entrée refunded a portion of the original US$40 million deposit by paying US$5.5 million in cash and issuing US$1.3 million of common shares of the Company. At closing, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement").
The Amended Sandstorm Agreement provides the Company with greater optionality in terms of structuring any potential refund of a portion of the remaining US$33.2 million deposit when and if certain events occur in the future. Specifically, the Amended Sandstorm Agreement provides that in the event the Company's economic interest in the Entrée/Oyu Tolgoi LLC joint venture property is reduced by up to 34%, the additional refund of up to US$6.8 million is not required to be made in cash.  The Company immediately benefits from greater control over its treasury and an increased ability to preserve cash.

At closing, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per share. The shares are subject to a hold period expiring July 2, 2016. The price was calculated using the volume weighted average price of the Company's shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the agreement to amend. Following closing, Sandstorm owns 22,985,746 common shares, or 15.07% of the outstanding shares of the Company.
Sandstorm is an informed person as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations by virtue of the fact that Sandstorm beneficially owns common shares of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding common shares.
Since the commencement of the Company's most recently completed financial year, no other informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
CORPORATE GOVERNANCE DISCLOSURE
National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company's approach to corporate governance is set forth below.
Board of Directors
Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A set out the standard for director independence.  Under Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  Section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A also set out certain situations where a director will automatically be considered to have a material relationship with the Company.
Gregory Crowe resigned as a director of the Company effective November 13, 2015. As at December 31, 2015, the Board was comprised of six directors, all of whom are independent applying the definition set out in section 1.4 of NI 52-110 and NYSE MKT Company Guide Section 803A.  On April 1, 2016, Stephen Scott was appointed to the Board to fill the vacancy left by Mr. Crowe's departure. Stephen Scott is not independent by virtue of the fact that he is an executive officer of the Company.
Mr. Crowe attended six out of six Board and Board committee meetings between January 1, 2015 and his resignation on November 13, 2015.  Mr. Glenn, who is not standing for re-election to the Board, attended 18 out of 18 Board and Board committee meetings since January 1, 2015.  Mr. Glenn is presently a director of Minnova Corp., Source Exploration Corp., Geodex Minerals Ltd. and Aurora Gold Corp. For attendance records and information regarding board seats for the Company's other directors, see "Election of Directors – Management Nominees" above.
To the extent that the Board considers it to be necessary or advisable, a Board meeting will include an in camera session, at which non-independent directors and members of management are not in attendance.  Since the beginning of the Company's most recently completed financial year, there have been five in camera sessions.
Lord Howard, an independent director, serves as non-executive Chairman of the Board, and is responsible for ensuring that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.  The Board has developed a written position description for the Chairman in order to delineate the Chairman's role and responsibilities. The Chairman of the Board is primarily responsible for leading the Board in the performance of its duties and ensuring the Board's agenda will enable it to successfully carry out its duties.  As Chairman, Lord Howard also serves as an "ex officio" member of each Board committee. More specifically, the Chairman of the Board is responsible for:

(a)	monitoring and reporting to the Board regarding the effectiveness of the Board, as well as individual members, in discharging its and their responsibilities;
(b)	in consultation with the President and CEO and, where appropriate, with other Board members, determining Board and shareholder calendars and agendas;
(c)	leading the Board's periodic assessment of the job done by the CEO and his management team;
(d)	taking the lead in the Company's adherence to the highest standards of corporate governance;
(e)	facilitating an open flow of information between management and the Board; and
(f)	presiding at meetings of the Board and the shareholders.
Board Mandate
The Board has adopted a written mandate, which is attached hereto as Appendix 1.
Position Description for CEO
The Board has adopted a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day to day operation of the business of the Company and has primary accountability for the profitability and growth of the Company.
Orientation and Continuing Education
Board turnover is relatively rare.  As a result, the Board provides ad hoc orientation for new directors.
The CGNC is responsible for encouraging and facilitating continuing education programs for all directors.  The CGNC will also ensure that each director understands the role of the Board, its committees and its directors, and the basic procedures and operations of the Board.  Board members are also given access to management and other employees and advisors, who can answer any questions that may arise.
Ethical Business Conduct
The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for its directors, officers, employees and consultants, a copy of which may be obtained on SEDAR at www.sedar.com.
The CGNC is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, ensuring that management has established a system to enforce the Code and reviewing management's monitoring of the Company's compliance with the Code.
Under the Code, members of the Board are required to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve.  Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest.  However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.
Directors are also required to comply with the relevant provisions of the Business Corporations Act regarding conflicts of interest.

The Board is also committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information.  The Board has adopted a written Corporate Disclosure and Trading Policy to ensure that the Company and its directors, officers, employees and consultants satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.
Standing Committees
The Board has four standing committees, namely the Audit Committee, the Compensation Committee, the CGNC and the Technical Committee.  Their mandates and memberships are outlined below.
Audit Committee
The Audit Committee meets with the CEO and CFO of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans.  The Audit Committee also recommends to the Board the auditors to be appointed, subject to shareholder approval.  In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.  The Audit Committee is composed of Gorden Glenn (chair), Mark Bailey and Anna Stylianides, all of whom are independent (as defined in NI 52-110 and NYSE MKT Company Guide Section 803(B)(2)(a)(i)) and financially literate (as defined in NI 52-110 and NYSE MKT Company Guide Section 803(B)(2)(a)(iii)). The Board assessed the qualifications of Mr. Glenn, and has determined that Mr. Glenn also qualifies as a financial expert (as defined in Item 407(d)(5) of Regulation S-K under the United States Securities Exchange Act of 1934, as amended).
The Board has adopted a written position description for the chair of the Audit Committee.  The chair is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter.  The chair's duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from the Company or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.
The Company's annual information form for its financial year ended December 31, 2015 dated March 30, 2016 (the "AIF"), and the Company's annual report on Form 20-F for its financial year ended December 31, 2015 filed with the United States Securities and Exchange Commission on EDGAR, contains additional disclosure regarding the Audit Committee.  Please refer to the section of the AIF entitled "Standing Committees of the Board" on page 112 and the section of the Form 20-F entitled "Audit Committee Financial Expert" for further information.
Compensation Committee
The primary objective of the Compensation Committee is to discharge the responsibilities of the Board relating to compensation and benefits of the executive officers and directors of the Company.
The Board has adopted a written position description for the chair of the Compensation Committee.  The chair is generally responsible for overseeing the Compensation Committee in its responsibilities.  The chair's duties and responsibilities include presiding at each meeting of the Compensation Committee, leading the Compensation Committee in discharging its tasks and reporting to the Board on the activities of the Compensation Committee.
For additional information regarding the Compensation Committee, please see "Compensation Governance" above.
Technical Committee
The Technical Committee consists of Alan Edwards (chair), Mark Bailey and Gorden Glenn, each of whom is an independent director and a professional geologist or mining engineer.
The primary objective of the Technical Committee is to review and make recommendations to the Board regarding the approval of budgets, exploration programs and other activities related to the Company's mining properties.  The Board has adopted a Technical Committee Charter, which provides that the Technical Committee must have at least three members, at least one of whom is independent, and all of whom are engineers or geoscientists, or otherwise have sufficient expertise to comprehend and evaluate technical issues associated with the Company's mining properties.  The Technical Committee must meet at least one time per year.

The Board has adopted a written position description for the chair of the Technical Committee, who should be independent.  The chair is generally responsible for overseeing the Technical Committee in its responsibilities.  The chair's duties and responsibilities include presiding at each meeting of the Technical Committee, leading the Technical Committee in discharging its tasks and reporting to the Board on the activities of the Technical Committee.
Corporate Governance and Nominating Committee (CGNC)
The CGNC is composed of James Harris (chair), Alan Edwards and Anna Stylianides, all of whom are independent directors.
The primary objective of the CGNC is to assist the Board in fulfilling its oversight responsibilities by: (a) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance guidelines; (b) reviewing the performance of the Board, Board members, Board committees and management; and (c) identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for election or appointment.  Pursuant to the written Corporate Governance and Nominating Committee Charter, all members must have a working familiarity with corporate governance practices.  The CGNC may form and delegate authority to subcommittees when appropriate, and must meet not less frequently than one time per year.
The Board has adopted a written position description for the chair of the CGNC.  The chair is generally responsible for overseeing the CGNC in its responsibilities.  The chair's duties and responsibilities include ensuring the independence of the Board in the discharge of its responsibilities, presiding at each meeting of the CGNC, leading it in discharging its tasks and reporting to the Board on its activities.
Nomination of Directors
The CGNC examines the size and composition of the Board and recommends adjustments from time to time to ensure that the Board is of a size and composition that facilitates effective decision making, having due regard for the benefits of diversity. It also identifies and assesses the necessary and desirable competencies and characteristics for Board membership and regularly assesses the extent to which those competencies and characteristics are represented on the Board.  The CGNC identifies individuals qualified to become members of the Board, actively seeks out such individuals when there is a vacancy or when so directed by the Board, and makes recommendations to the Board for the appointment or election of director nominees and for membership on other committees of the Board.
Assessments
The CGNC regularly reviews the time required from non-executive directors to perform their functions and assesses whether they are satisfying those time requirements.  It receives comments from all directors as to the Board's performance, is responsible for overseeing the execution of a process assessing the effectiveness of the Board and the Board committees as a whole, with particular reference to the Mandate of the Board and appropriate committee charters, where applicable.  It is required to report annually to the Board on such assessments.
Representation of Women on the Board and in Executive Officer Positions
On May 25, 2015, the Company adopted a Board Diversity Policy, which confirms the Company's commitment to achieving and maintaining diversity on the Board, with a specific emphasis on gender diversity. The Company recognizes and embraces the benefits of having a diverse Board that may draw on a variety of perspectives, skills, experience and expertise to facilitate effective decision making. The Company also views diversity at the Board level as an important element in strong corporate governance.

The Company recognizes that gender diversity is a significant aspect of diversity, and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. However, the Board Diversity Policy does not specifically call for the identification and nomination of women directors. Candidates will be recommended for appointment or election as directors based on merit considered against objective criteria, having due regard for the benefits of diversity. The Company believes other aspects of diversity must also be considered, including skills, experience, education, age, ethnicity, and geographical and cultural background, in order to ensure that the Board, as a whole, reflects a range of viewpoints, background, skills, experience and expertise.
New members of the Board are nominated, or recommended for the Board's selection, by the CGNC. In fulfilling its responsibilities to identify individuals qualified to become members of the Board, the CGNC will consider (i) the independence of each nominee; (ii) the experience and background of each nominee; (iii) having a balance of skills for the Board and its committees to meet their respective mandates; (iv) the benefits of diversity on the Board, including gender diversity, as outlined in the Company's Board Diversity Policy; (v) the level of representation of women on the Board, in order to support the specific objective of gender diversity; (vi) the past performance of directors being considered for re-election; (vii) applicable regulatory requirements; and (viii) such other criteria as may be established by the Board or the CGNC from time to time. No fixed targets or quotas relating to the representation of women on the Board have been adopted, although the CGNC is responsible for setting measurable objectives for promoting diversity, with a particular emphasis on gender diversity, and recommending them to the Board for approval on an annual basis. One of the seven directors on the Board is a woman (14%).
The Company does not consider the level of women in executive officer positions when making executive officer appointments, and no fixed targets or quotas relating to the representation of women in executive officer positions have been adopted. The Board will consider candidates who have been selected, often with the assistance of an executive search firm, based on the primary considerations of experience, skills, ability, education and compatibility with the Company's corporate vision, values and principles, including the Company's commitment to diversity. One of the Company's four executive officers, namely the Vice President, Legal Affairs, is a woman (25%).
Board Renewal
The Company has not adopted a mandatory retirement age for directors or imposed any restrictions on a director's ability to stand for re-election. The Company is of the opinion that imposing such restrictions could put the Company at risk of losing longer serving directors who have an in-depth knowledge and understanding of the Company and its business. This loss of knowledge and understanding would not necessarily be in the best interests of the Company or its shareholders. However, to balance the benefits of experience with the need for new perspective, the Board Diversity Policy provides that periodically, but at least once every three years, the Board will consider the need for and, if deemed necessary, implement a renewal program intended to achieve what the Board believes to be a desirable balance of skills, experience, expertise, gender, age and other diversity criteria. The CGNC also leads an annual Board assessment process, and will recommend adjustments from time to time to ensure necessary and desirable competencies and characteristics are represented on the Board and the Board is of a size and composition that facilitates effective decision making.
APPOINTMENT OF AUDITOR
Shareholders will be asked to approve the re-appointment of Davidson & Company LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors.  Davidson & Company LLP, Chartered Accountants were first appointed on July 31, 1997.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
No Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors.  For the purpose of this paragraph, "Person" shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

ADDITIONAL INFORMATION
Additional information relating to the Company can be found on the SEDAR and EDGAR websites at www.sedar.com and www.sec.gov under "Entrée Gold Inc."
Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.  Shareholders may request copies of the Company's financial statements and MD&A by e-mailing shareholders@entreegold.com or by contacting the Corporate Secretary at 604.687.4777.
OTHER BUSINESS
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.
APPROVALS
The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Company's Board.

APPENDIX 1

MANDATE OF THE BOARD OF DIRECTORS
As adopted by the Board on April 15, 2008
and amended by resolution on December 21, 2009 and April 8, 2011.
I. ROLE AND RESPONSIBILITIES
1.	The Board of Directors (the "Board") is responsible for the stewardship of Entrée Gold Inc. (the "Company"). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.
2.	The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company's strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.
3.	The Board shall hold meetings at least four times a year.
4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
5.	The Board is responsible for the identification of the principal risks of the Company's business and overseeing the implementation of appropriate systems to manage these risks.
6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
7.	The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.
8.	The Board is responsible for the Company's communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;
(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.
9.	The Board is responsible for the integrity of the Company's internal control and management information systems.
10.	The Board is responsible for acting in accordance with all applicable laws, the Company's Articles and the Company's Code of Business Conduct and Ethics.
11.	The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:
(a)	act honestly and in good faith with a view to the best interests of the Company;
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;
(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and
(i)	disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and
(ii)	such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors' remuneration in that capacity, is for the directors' indemnity or insurance or is a contract or transaction with an affiliate.
(d)	demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
12.	The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.
13.	The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:
(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;
(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;
(c)	issue securities, except as specifically authorized by the directors;
(d)	issue shares of a series, except as specifically authorized by the directors;

(e)	declare dividends;
(f)	purchase, redeem or otherwise acquire shares issued by the Company;
(g)	pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;
(h)	approve a management proxy circular, take-over bid circular or directors' circular;
(i)	approve financial statements to be put before an annual meeting of shareholders; and
(j)	adopt, amend or repeal bylaws.
14.	The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:
(a)	the Audit Committee, consisting of not less than three directors, each of whom must be an "unrelated or "independent" director under applicable securities laws and stock exchange rules. The role of the Audit Committee is to provide oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.
(b)	the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an "unrelated" or "independent" director under applicable securities laws and stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:
(i)	develop and monitor the effectiveness of the Company's system of corporate governance;
(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;
(iii)	develop and implement orientation procedures for new directors;
(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;
(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and
(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.
(c)	the Compensation Committee, consisting of not less than three directors, each of whom must be an "unrelated or "independent" director under applicable securities laws and stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;
(ii)	review the adequacy and form of compensation of directors and senior management;
(iii)	establish a plan of succession;
(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and
(v)	make recommendations to the Board.
(d)	the Technical Committee, which is comprised of at least three directors, one of whom is "unrelated" and "independent" under applicable securities laws and stock exchange rules. All of the members of the Committee must be an engineer or geoscientist, or otherwise have sufficient expertise to comprehend and evaluate the technical issues associated with the Company's mining properties. The mandate of the Technical Committee is to review and make recommendations to the Board relating to the approval of budgets, exploration programs and other activities related to the Company's mining properties.
II. COMPOSITION
1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.
2.	The Board shall be composed of a majority of directors who qualify as "unrelated" or "independent" directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is "unrelated" or "independent" is the responsibility of the Board.
3.	If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a "Significant Shareholder"), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.
4.	The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the mining industry;
(b)	knowledge of current corporate governance standards;

III. PROCEDURES TO ENSURE EFFECTIVE OPERATION
1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.
2.	If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.
3.	The Board has complete access to the Company's management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management's reports.
4.	An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.
5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
6.	The Board shall institute procedures for receiving shareholder feedback.
7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
8.	The non-management directors shall meet at least twice yearly without any member of management being present.
9.	The Board sets appropriate limits on management's authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;
(b)	the approval of the annual budget;
(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;
(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;
(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;
(f)	payment of dividends;
(g)	proxy solicitation material;
(h)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;
(i)	any material change to the business of the Company;
(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and
(d)	financial and accounting expertise.

(j)	the appointment of members on any committee of the Board;
(k)	capital expenditures in excess of CAD$250,000 outside of the annual budget;
(l)	entering into any professional engagements where the fee is likely to exceed CAD$250,000 outside of the annual budget.
(m)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$250,000 outside the annual budget;
(n)	entering into any guarantee or other arrangement (other than with a subsidiary of the Company) such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;
(o)	the appointment or discharge of any senior officer of the Company;
(p)	entering into employment contracts with any senior officers; and
(q)	initiating or defending any law suits or other legal actions.
10.	The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.